Exhibit 99.1
Results on acquisition of treasury shares

Shinhan Financial Group (hereafter “SFG”) announced on March 28, 2023 that a share repurchase program SFG commenced on February 8, 2023 has been completed. The number of treasury shares acquired upon completion is 3,676,470 and the total number of treasury shares that SFG holds as of the reporting date is 3,676,470, 0.72% of the total number of common shares issued.

1.	Acquisition period: February 9, 2023 – March 24, 2023

2.	Number of treasury shares acquired: 3,676,470 common shares

3.	Average acquisition price: KRW 37,168

4.	Total acquisition amount: KRW 136,646,946,950